U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                           FORM 12b-25



Commission File Number 0-24146



                   NOTIFICATION OF LATE FILING



                          (Check One):

[   ] Form 10-K and Form 10-KSB   [  ] Form 11-K   [  ] Form 20-F
[ X  ] Form 10-Q and Form 10-QSB


For Period Ended:  March 31, 1996


Nothing in this Form shall be construed to imply that the Commis-sion has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:







PART I- REGISTRANT INFORMATION

Full Name of Registrant:   Model Imperial, Inc.
Former Name if Applicable:
Address of Principal Executive Office
  (Street Number): 1243 Clint Moore Road
City, State and Zip Code:   Boca Raton, Florida  33487











PART II - RULE 12B-25(B)AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]     (a)  The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

[   ]     (b)  The subject annual report, semi-annual report,
               transition report on Form 10-K, Form 20-F, 11-K or
               Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The accountant's statement or other exhibit re-
               quired by Rule 12b-25(c) has been attached if applicable.




PART III - NARRATIVE


State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, 11-K, 20-F, 10-Q, Form 10-QSB, N-SAR or transition report or portion thereof could not be filed within the prescribed time period.

     The Registrant announced on February 20, 1996 that its bank lenders had informed it that given the circumstances at that time, they would not advance additional funds to the Registrant under existing loan and security agreements. The banks also advised the Registrant to immediately explore other alternatives, including replacement financing, a sale or merger of the Registrant, or protection under Chapter 11 of the Bankruptcy Code. As indicated in a press release dated April 10, 1996, a copy of which is attached hereto as Exhibit "A", the Registrant and its bank lenders entered into a forbearance agreement pursuant to which the Registrant's bank lenders have agreed not to pursue any default rights until August 31, 1996, subject to the Registrant's continued compliance with certain conditions. Additionally, in a press release dated April 24, 1996, a copy of which is attached hereto as Exhibit "B", the Registrant announced that its auditor, KPMG Peat Marwick LLP, had resigned and, that as a result, the Registrant was unable to deliver audited financial statements to its bank lenders by April 30, 1996, as required by the forbearance agreement. The Registrant requested and has received an extension of the time in which it is required to deliver audited financial statements through May 23, 1996, subject to further consideration of additional extensions. The uncertainty created by the initial advice of the Registrant's bank lenders, the lack of resources needed for the Registrant to pursue alternatives, and other matters affected and delayed the Registrant's ability to complete its financial statements for the year ended December 31, 1995. The auditor's subsequent resignation will further delay the Registrant's ability to complete such financial statements. Without such financial statements, the Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 within the prescribed time period. The Registrant cannot eliminate the reasons for its inability to file the foregoing Report without unreasonable effort and/or expense and is currently unable to predict the date on which it will file its Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.


PART IV - OTHER INFORMATION



(1) Name and telephone number of person to contact in regard to this notification:

     Robert Grossman             (305)             579-0756
     (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                        [   ]  Yes     [ X ]  No

     THE REGISTRANTS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1995 HAS NOT YET BEEN FILED.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [ X ]  Yes     [   ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          As indicated in a press release dated April 2, 1996, subject to completion of its financial statements, the Registrant expects to report a net loss for 1995 of in excess of $20 million. In addition to a generally weak retail environment, as well as increased competition, additional promotional activity and decreased margins, some of the other factors expected to contribute to the expected net loss are inventory writedowns, reserves for accounts receivable and credits, and costs related to downsizing the Registrant and its inventory levels in association with the forbearance agreement. As the Registrant's financial statements are completed, the actual loss could be determined to be higher. Until the Registrant's 1995 financial statements are completed, the Registrant cannot determine the full extent of any changes from the corresponding three month period for 1995, although the Registrant is able to determine that its revenues will decrease for the first quarter of 1996, consistent with its budget under the forbearance agreement.


                      Model Imperial, Inc.
          (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  May 16, 1996           By:/s/Harold Ickovics
                              Name:     Harold Ickovics
                              Title     President














                            EXHIBIT A




Model Imperial, Inc.
1243 Clint Moore Road
Boca Raton, Florida 33457

                          NEWS RELEASE

                      MODEL IMPERIAL, INC.

FOR IMMEDIATE RELEASE               Contact:  Leonard Silverstein
                                                     407-241-8244


   MODEL IMPERIAL REPORTS FORBEARANCE AGREEMENT AND DELISTING
             FROM THE NASDAQ NATIONAL MARKET SYSTEM


     Boca Raton, FL -- April 10 /PRNewswire/ -- Model Imperial, Inc. (Nasdaq:MODL) today announced that it has finalized and executed a forbearance agreement with its bank lenders, to which it presently owes approximately $45 million. As set forth in the agreement, the Company acknowledges that it is in default under its loans and the bank lenders agree to forbear from exercising their default rights until August 31, 1996 to allow the Company to attempt to (i) restructure its business outside of Chapter 11, (ii) reduce operating costs and expenses, (iii) improve operations and administration through downsizing and (iv) negotiate a composition agreement with trade creditors. The Company is required to comply with an operating budget approved by the bank lenders pursuant to which a small percentage of the debt to the bank lenders would be repaid during the forbearance period. The continuation of the conditions, including compliance with the operating budget. In connection with the agreement, the Company's Chief Executive Officer and majority shareholder, Harold M. Ickovics, has made an unsecured loan for $1 million to Model Imperial Fine Fragrances, Inc., the Company's primary operating subsidiary, and the Company is allowed to liquidate certain excess inventory.

     The Company also announced that it has been informed by Nasdaq that as a result of the failure of the Company to meet certain Nasdaq National Market continued listing criteria, effective today, April 10, 1996, the Company's common stock, par value $.01 per share, will be delisted from the Nasdaq National Market. Following such delisting, the Company's common stock will be listed on the OTC-Bulletin Board. Although no assurances can be given as to the results, the Company plans to request by April 19, 1996, in accordance with the provisions of the Nasdaq Code of Procedures, that a Nasdaq Hearing Review Committee review the delisting decision of the Nasdaq Listing Qualifications Committee.


     Additionally, the Company announced that Leonard Silverstein has been appointed as Chief Financial Officer of the Company.

     Model Imperial, Inc. is one of the largest wholesale distributors of brand-name fragrances in the United States. The Company primarily distributes prestige fragrances, but also offers mass market fragrances and certain cosmetic and beauty care products, for men and women. The Company is also one of the largest operators of licensed retail departments in the country with over 650 retail locations throughout the United States. The Company's principal customers include many of the nation's leading mass merchants, discount retailers and drug store and supermarket chains, as well as numerous independent pharmacies and other specialty retailers. Model Imperial's fragrance and cosmetic distribution product line comprises approximately 4,000 individual brand-name items.





































                            EXHIBIT B




Model Imperial, Inc.
1243 Clint Moore Road
Boca Raton, Florida 33457

                          NEWS RELEASE

                      MODEL IMPERIAL, INC.

FOR IMMEDIATE RELEASE               Contact:  Leonard Silverstein
                                                     407-241-8244


   MODEL IMPERIAL REPORTS RESIGNATION OF INDEPENDENT AUDITORS


     Boca Raton, FL -- April 24, 1996 -- Model Imperial, Inc. (Nasdaq:MODL) today announced that KPMG Peat Marwick, the Company's independent auditors, had resigned from their engagement with the Company. As a result of KPMG Peat Marwick's resignation, the Company will be unable to deliver audited financial statements to its bank lenders by April 30, 1996 as required by the forbearance agreement between the Company and its bank lenders, to which the Company presently owes approximately $43 million. The forbearance agreement was executed earlier this month. The Company has requested an extension of the time in which it is required to deliver audited financial statements to its bank lenders pursuant to the forbearance agreement, and is awaiting a response.

     Model Imperial, Inc. is one of the largest wholesale distributors of brand-name fragrances in the United States. The Company primarily distributes prestige fragrances, but also offers mass market fragrances and certain cosmetic and beauty care products, for men and women. The Company is also one of the largest operators of licensed retail departments in the country with over 650 retail locations throughout the United States. The Company's principal customers include many of the nation's leading mass merchants, discount retailers and drug store and supermarket chains, as well as numerous independent pharmacies and other specialty retailers. Model Imperial's fragrance and cosmetic distribution product line comprises approximately 4,000 individual brand-name items.

                        #   #   #   #   #